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                     [NEW JERSEY NATIONAL BANK LETTERHEAD]

                                                                     Exhibit 2.1

March 22, 1996

Dr. Gordon S. Cohen
53 North Plains Industrial Road
Wallingford, Ct. 06492

Dear Gordon,

We, New Jersey National Bank ("us", "Bank", "Lender") are pleased to inform you that we have approved the following loan. Our agreement to make this loan is contained in this Letter and is subject to the following terms and conditions:

Borrower: ("Borrower", "Debtor", "Obligor") shall mean NEWCO, a company formed (under this name or another name) on a temporary basis for the purpose of acquiring the common stock of Customedix Corporation as set forth below. As a condition precedent to any funding pursuant to the terms of this letter, the following shall occur either prior to or simultaneously with such funding: (1) NEWCO shall be merged into Customedix Corporation and the following companies, all subsidiaries of Customedix Corporation, shall assume repayment of the Obligations to be created under this letter: Jeneric/Pentron Incorporated, Hunterdon Transport, Inc., American Thermocraft Corporation, Transidyne General Corporation and Denpac/Five Stars Incorporated.

Principal Amount of Loan:
$3,000,000 term loan facility (Loan or Facility)

Purpose:
Purchase all outstanding shares of Customedix Corp common stock except those owned by Dr. Gordon S. Cohen and family interests.

Interest Rate:
Advances under the Loan shall accrue interest at the Prime rate of New Jersey National Bank as charged by the Bank from time to time (floating rate). The Bank will charge your Demand Deposit Account for amounts due.

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        Definition:  Prime Rate

Note rate will increase or decrease at the date of such change upward or downward in the Bank's Prime Rate announced from time to time at its main office (the Bank's Prime Rate being the lending rate set by the Bank from time to time for purposes of fixing interest rates on various categories of loans which the Bank determines are to be tied to such Prime Rate). Each change in rate shall be in the same direction and to the same extent as each change in the Bank's Prime Rate (but in no event higher than the maximum lawful rate), without notice to the Debtor.

Prepayment of principal in part or in full may be made at anytime without penalty.

Term:
The Loan will mature seven years from closing.

Terms of Payment:
Interest is payable monthly on the Principal balance outstanding. Commencing with the first month of the third year, Principal will be payable monthly in an amount equal to 1/60th of the amount outstanding at the end of the second year. During the first two years, advances on the loan may be made from time to time at Borrower's request or, if authorized in writing by Borrower, at the request of the third party handling the redemption of shares of stock, in minimum increments of $100,000. Borrower may authorize disbursal of funds borrowed under the Loan directly to the third party handling redemption of shares.

Security:
Advances under the Facility will be secured with a first lien security interest (parity basis with existing loans from Bank to Borrower) in all assets of the Borrower(s), including but not limited to accounts receivable and inventory now existing and hereafter acquired, equipment, contracts and contract rights, and any other property of the Borrower together with proceeds and products of all the above, including proceeds of insurance. In addition Borrower agrees to assign to Bank all policies of Life Insurance owned by Borrower on the life of Gordon S. Cohen, for the duration of the Loan.

Guaranty: Gordon S. Cohen, limited to $1,000,000. Guaranty will be limited to monies actually advanced under this Facility and will be released when the monies are repaid in full and the Facility is canceled.
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Bank Counsel:
Wilentz Goldman and Spitzer
90 Woodbridge Center Drive
Suite 900 Box 10
Woodbridge, NJ 07095-0958
Attn: Stuart A. Hoberman, Esq.
tel. (908)-636-8000

Place of Settlement:
offices of Bank or Bank's counsel

Documentation:
All documentation for this transaction shall be prepared by the Bank's attorney. This commitment letter is an outline of the basic terms of the transaction. Complete terms and conditions will be contained in the loan documents. Counsel for Bank shall in its reasonable discretion make the final determination as to form, sufficiency, and requirements of the documentation for this loan. The documents shall be those customarily used by the Bank in the course of normal commercial banking transactions. The cost of our representation shall be borne by you.

Charges:
By accepting this commitment you agree to pay all closing expenses irrespective of the loan herein contemplated being consummated. This includes your attorney's fees, reasonable Bank counsel fees, processing fees, recording fees, and other miscellaneous expenses.

WE HEREBY ADVISE YOU THAT THE INTEREST OF THE BORROWER AND THE LENDER ARE OR MAY BE DIFFERENT AND MAY CONFLICT. THE LENDER'S ATTORNEY REPRESENTS ONLY THE LENDER AND NOT THE BORROWER. THE BORROWER IS, THEREFORE, ADVISED TO EMPLOY AN ATTORNEY OF THE BORROWER'S CHOICE LICENSED TO PRACTICE LAW IN NEW JERSEY TO REPRESENT THE INTERESTS OF THE BORROWER.

Borrower and Lender agree that Borrower will reimburse Lender for all fees and expenses of Lender's counsel incurred in representing the lender in this transaction, including but not limited to, assistance in the preparation of this loan commitment, drafting and negotiation of loan documents, review of pre-closing documents and materials required by the Lender, and performance of customary closing and post closing tasks. The
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fee of Lender's counsel will be based upon the actual amount of time expended in such representation of Lender multiplied by the applicable hourly rates of the attorneys and paralegals involved in such tasks. The hourly rate to be charged by Lender's counsel for services to be provided to the Lender in connection with this loan will range from $250 per hour for senior attorneys to $150 per hour for associate attorneys and $65 for paralegals. If other personnel become involved in the matter, we will advise you. Expenses shall include all costs and disbursements incurred by Lender's counsel, including postage, courier services, photocopying charges, secretarial overtime directly related to the closing of the loan, telephone and fax charges, recording and filing fees and other customary disbursements related to the closing of such loans.

The Lender hereby estimates the Lender's legal fees and charges (exclusive of expenses) for this loan to be approximately $3,500 to $5,000. The Lender further estimates the expenses to be incurred by Lender's attorney to be approximately $500. The foregoing estimates of fees and expenses are based on certain assumptions, including but not limited to the assumptions that no presently unforeseen circumstances will be encountered in closing this loan and that resolution of negotiated issues will not consume an unusual length of time. If the Lender or its counsel becomes aware that the foregoing estimates will be materially exceeded, Lender will notify borrower.

Hazard Insurance:
At closing you shall provide evidence of fire, extended coverage, and vandalism and malicious mischief coverage on contents (Bank to be named loss payee) as well as such other insurance including, but not limited to, liability, business interruption insurance, worker's compensation and employer's liability insurance, as required by law or by the Bank.

Change of Ownership:
If this loan is made to a Partnership, no change to the Partnership may be made without our approval. If this loan is made to a Corporation, Corporate stock ownership or management may not change without our approval. In the event of change without our approval, we may, at our option, declare the loan to be immediately due and payable in full.

Condition of Borrower:
At our option, prior to the loan closing, this commitment may terminate upon the occurrence of any of the following:

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(a)  if any representation made by you or anyone acting on your behalf in connection with the application for this loan is determined by us to be false or incorrect in any material respect;

(b) if any adverse change develops or is identified by us with respect to you or any guarantor or indemnitor for the loan or with respect to any collateral for the loan or other Source of repayment of the loan at any time prior to closing hereunder;

(c) if, on or before closing hereunder, litigation has been commenced against you or any guarantor or indemnitor for the loan which we regard as adversely affecting any such party's credit or ability to perform;

(d) if you or any guarantor or indemnitor for the loan shall, at the time of closing hereunder, be insolvent, or shall be involved in any arrangement, bankruptcy, reorganization, or insolvency proceeding, or shall have failed to pay such party's obligations on a current basis as determined by us;

Opinion:
The Borrower's counsel shall provide a written opinion satisfactory to Bank and its counsel.

Miscellaneous:
(a) The form and substance of all documents, are to be subject to the approval of Bank counsel. Documents will include a Loan and Security Agreement which will include certain financial covenants, including the maintenance of Tangible Net Worth at or exceeding $2,300,000, Stockholder's Equity of at least $7,000,000, Consolidated Current Ratio of at least 2.00 to 1 and the maintenance of the ratio of Cash Flow (defined as Net profits plus depreciation and amortization plus interest expense) to Current Maturities of long term debt plus interest of at least 1 to 1. These financial covenants shall be tested annually at the fiscal date and shall be effective at June 30, 1996. Bank and Borrower will negotiate changes in these Covenants for years subsequent to fiscal 1996.

(b)  It is mutually agreed by and between Borrower and Bank that
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        the respective parties waive trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other with this commitment.

(c) There shall be no secondary financing nor shall there be any encumbrances or security interest conveyed in any assets of Borrower (other than existing loans and leases), without Bank's written permission.

(d) During the term of the loan you are to provide the Bank with annual audited consolidated as well as consolidating accountant prepared financial statements and quarterly unaudited consolidated and consolidating financial statements of the Borrower in a form satisfactory to the Bank as well as monthly accounts receivable agings and inventory detail.

(e) All loan documentation will include appropriate representations and warranties, covenants and events of default with respect to compliance with environmental laws and regulations and the absence of contamination. The Borrower will agree to promptly notify the Bank in writing of any environmental incident or receipt from any regulatory authority with respect to any notice of violation, administrative order or any other enforcement document and to indemnify and hold the Bank harmless in the event environmental claim is asserted against the Bank for any reason whatsoever.

(f) No change in the provisions of this commitment shall be valid and binding unless in writing, executed in the name of and by an officer of the Bank.

Acceptance:

This Commitment is not assignable and shall be accepted in writing within thirty (30) days of the date hereof, and said Loan consummated no later than July 31, 1996 or this Commitment shall be null and void.

This commitment is granted with reliance on the facts presented by Borrower(s). Should any change occur prior to the closing of any loan provided herein including, but not limited to a material adverse change in the Borrower(s), the revised data is to be submitted to the Bank with request for confirmation of the commitment. In the event of such material adverse change, the Bank may at its sole discretion terminate the commitment.


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Please indicate your acceptance of our commitment by signing and returning the enclosed copy.

We appreciate the opportunity to receive your business. If you have any questions, please feel free to call at any time.

Very truly yours,

/s/ Stephen F. Bayer
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Stephen F. Bayer
Vice President

Agreed to and Accepted

this 29  day of March, 1996
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Borrower:

Attest:                                 NEWCO

/s/                                     By: /s/
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[seal]                Secretary                                    Chairman

Guarantor:

/s/
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Gordon S. Cohen